FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of December, 2002
Commission File Number: 000-12713

NEC CORPORATION
(Translation of registrant's name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): X

* Submitted solely to provide the attached semiannual report.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

Information furnished on this form:

Semiannual Report of NEC Corporation for the six months ended September 30, 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By K. Yoshizumi
Kazuhiko Yoshizumi
Assistant General Manager, Legal Division

Date: December 12, 2002

NEC CORPORATION

Semiannual Report

Six months ended September 30, 2002


NEC SOLUTIONS


NEC NETW


NEC ELECT

Empowered by Innovation

NEC

TO OUR SHAREHOLDERS

OVERVIEW OF OPERATIONS

During the first half of fiscal 2003, the six-month period ended September 30, 2002, despite firm consumer spending, the U.S. economy did not recover significantly, mainly due to low levels of capital expenditures, particularly for Information Technology (IT). A sharp fall in share prices, triggered by a spate of financial debacles and corporate misconduct involving U.S. companies, and growing tensions between the U.S. and Iraq are emerging as concerns that are adversely affecting the economy. Together, these factors fueled fears of a double-dip recession in the U.S. Although frail, European economies on the whole showed signs of a recovery. Japan's economy remained severe with weak domestic demand and declining exports, although growth in GDP was recorded between April and June, the first positive result in five quarters.

Japan's electronics industry appeared to gradually recover, but production output was mixed across product application categories. A strong showing in consumer electronic products, partly due to increased demand generated by Japan's role in co-hosting the 2002 World Cup soccer tournament, was countered by a slump in production of PCs and mobile handsets. Benefiting from this slight rebound, the market for electron devices, including semiconductors, picked up, but since this summer the outlook has been clouded by concerns about a worldwide economic slowdown.

CONSOLIDATED FINANCIAL RESULTS

In this business climate, NEC's consolidated net sales were ¥2,173.9 billion ($17,819 million), a decline of 12% compared with the same period a year ago. NEC recorded income before income taxes of ¥20.4 billion ($167 million), a ¥54.6 billion increase compared with the first half of the previous fiscal year. This increase was principally attributable to lower fixed expenses and cost of sales resulting from the structural reforms implemented last fiscal year. As a consequence, NEC recorded net income of ¥1.0 billion ($9 million), an increase of ¥30.9 billion.

RESULTS BY OPERATING SEGMENT

Financial results for NEC's main operating segments are explained below.

NEC Solutions' sales were mostly unchanged from the same period of the previous fiscal year at ¥949.7 billion ($7,784 million), while segment profit rose by 59% to ¥29.9 billion ($245 million). Systems Integration (SI) services performed well, although sales of PCs declined both in Japan and overseas.

NEC Networks' sales fell by 33% to ¥705.0 billion ($5,779 million), reflecting falling network infrastructure sales due to a slump in the global communications equipment market, and a slowing domestic market for mobile handsets. Despite the decline in sales, NEC Networks posted segment profit of ¥12.2 billion ($100 million), due in large part to lower fixed expenses from last fiscal year's structural reforms.

NEC Electron Devices' sales increased by 11% to ¥476.9 billion ($3,909 million) due to three major factors: a gradual recovery in semiconductor sales; rapid growth of the plasma display panel market; and the inclusion in consolidated results of NEC Tokin Corporation following the integration of NEC's electronic components business with the former Tokin Corporation. NEC Electron Devices posted a segment loss of ¥5.1 billion ($41 million). However, this result represents a significant improvement of ¥50.2 billion over the same period of the previous fiscal year, due to lower fixed costs resulting from last fiscal year's structural reforms.

Regrettably, NEC has decided not to pay an interim dividend, despite a turnaround on a consolidated basis, because the non-consolidated results of NEC Corporation are still in the red and due to uncertainty in the outlook for the business environment.

EXECUTION OF STRUCTURAL REFORMS

Over the last three years, NEC has executed structural reforms that have strengthened corporate governance, introduced an in-house company system, concentrated resources into growth fields, and restructured underperforming businesses. All targeted maximization of our corporate value. During this period, however, NEC's operating environment has been reshaped dramatically by the downturn caused by over-investment in the IT industry and the emergence of new competitive forces, notably Chinese companies and Electronic Manufacturing Services (EMS) companies that have ignited fierce competition based on cost. In response, we have decided to initiate a new phase of structural reforms, with the aim to make us more competitive and to facilitate quick decision-making. This requires that we broadly divide NEC's business into two domains: integrated IT & network solutions, which will develop total solutions combining computing and networking technologies; and semiconductor solutions, which meet the need for increasingly sophisticated systems. The main thrust of these reforms is to advance strategies that capitalize on the distinctive characteristics of each business.

SEMICONDUCTOR BUSINESS SEPARATION AND STRATEGY

SEPARATION OF THE SEMICONDUCTOR BUSINESS

One key action taken so far has been to separate our semiconductor business, centered on system LSIs, from NEC and create it as a new company called NEC Electronics Corporation. Established on November 1 of this year, the new company will initially be a wholly-owned subsidiary of NEC. The new company plans to concentrate its resources in the system LSI business. We believe that the new company will be able to procure its own financing matched to the highly volatile nature of the semiconductor business. Global business expansion is the ultimate goal. At the same time, NEC intends to expand and enhance the profitability of businesses that will not be transferred to the new company, such as the display panel business, through third party investments.

NEC'S STRATEGY AFTER SEPARATION

After separating the semiconductor business, NEC will consist of two in-house companies: NEC Solutions and NEC Networks. We are seeing a sharp increase in demand for highly reliable, large-scale information systems (or open mission-critical systems, as we call them) as system failure cannot be tolerated as the Internet weaves its way deeper into the fabric of society. We believe that the integrated IT & network solutions field is one where we can give full play to our strengths—we have a wealth of experience, and expertise in constructing many backbone communications networks and other highly reliable networks as well as large-scale information systems. NEC is looking to enhance its competitiveness by fostering deeper cooperation between its two in-house companies and focusing resources on the integrated IT & network solutions field.

As outlined above, we are making efforts to improve the profitability of NEC by implementing strategies that empower NEC to lay the foundation for our Internet-driven society. We ask for your continued understanding and support.

October 25, 2002

Hajime Sasaki
Chairman of the Board

Koji Nishigaki
President

CONSOLIDATED BALANCE SHEETS

NEC CORPORATION AND CONSOLIDATED SUBSIDIARIES
As of September 30, 2001 and 2002 (unaudited)

	In millions of yen		In thousands of U.S. dollars
ASSETS	2001	**2002**	**2002**
Current assets:			
Cash and cash equivalents	¥ 234,660	**¥ 272,859**	**$ 2,236,549**
Notes and accounts receivable, trade	924,565	**708,156**	**5,804,557**
Allowance for doubtful notes and accounts	(25,231)	**(32,267)**	**(264,484)**
Current portion of investment in leases	244,215	**244,640**	**2,005,246**
Inventories	882,766	**636,261**	**5,215,254**
Other current assets	258,595	**262,143**	**2,148,714**
Total current assets	2,519,570	**2,091,792**	**17,145,836**
Investments and long-term receivables:			
Marketable securities	261,208	**165,981**	**1,360,500**
Investments and advances:			
Affiliated companies	153,605	**143,583**	**1,176,910**
Other	170,300	**153,590**	**1,258,934**
Long-term receivables, trade	44,254	**30,643**	**251,173**
Investment in leases	237,658	**247,442**	**2,028,213**
	867,025	**741,239**	**6,075,730**
Property, plant and equipment:			
Land	102,862	**103,788**	**850,721**
Buildings	947,632	**910,306**	**7,461,525**
Machinery and equipment	2,611,039	**2,018,850**	**16,547,951**
Construction in progress	67,157	**59,034**	**483,885**
	3,728,690	**3,091,978**	**25,344,082**
Accumulated depreciation	(2,592,491)	**(2,147,723)**	**(17,604,287)**
	1,136,199	**944,255**	**7,739,795**
Other assets:			
Deferred tax assets	212,744	**454,663**	**3,726,746**
Intangible assets	89,939	**93,210**	**764,016**
Other	250,210	**250,227**	**2,051,041**
	552,893	**798,100**	**6,541,803**
	¥ 5,075,687	**¥ 4,575,386**	**$ 37,503,164**

Note: Interest bearing debt, including NEC's leasing business, was ¥2,133.8 billion at September 30, 2002, as compared with ¥2,234.9 billion at September 30, 2001. Excluding the leasing business, interest bearing debt at September 30, 2002 was ¥1,589.2 billion, down from ¥1,691.1 billion at September 30, 2001.*

*(*The figure for interest bearing debt, excluding the leasing business, is calculated under the assumption that NEC's leasing business was accounted for by the equity method.)*

LIABILITIES AND SHAREHOLDERS' EQUITY	In millions of yen 2001	In millions of yen 2002	In thousands of U.S. dollars 2002
Current liabilities:			
Short-term borrowings	¥ 392,648	**¥ 406,848**	**$ 3,334,820**
Current portion of long-term debt	430,711	**337,648**	**2,767,607**
Notes and accounts payable, trade	970,687	**723,743**	**5,932,320**
Accounts payable, other and accrued expenses	271,571	**252,127**	**2,066,615**
Other current liabilities	205,384	**197,172**	**1,616,163**
Total current liabilities	2,271,001	**1,917,538**	**15,717,525**
Long-term liabilities:			
Long-term debt	1,411,555	**1,389,338**	**11,388,016**
Accrued pension and severance costs	399,781	**459,220**	**3,764,099**
Other	40,532	**29,000**	**237,705**
	1,851,868	**1,877,558**	**15,389,820**
Minority shareholders' equity in consolidated subsidiaries	117,089	**152,465**	**1,249,713**
Preferred securities issued by a subsidiary	–	**97,500**	**799,180**
Shareholders' equity:			
Common stock:			
Authorized — 3,200,000,000 shares			
Issued 2001 — 1,656,261,902 shares	244,720		
2002 — 1,656,268,189 shares		**244,726**	**2,005,951**
Additional paid-in capital	361,816	**361,820**	**2,965,738**
Legal reserve	39,046	**39,046**	**320,049**
Retained earnings	314,170	**28,116**	**230,459**
Accumulated other comprehensive income (loss)	(122,019)	**(140,893)**	**(1,154,861)**
	837,733	**532,815**	**4,367,336**
Treasury stock, at cost:			
2001 — 1,752,658 shares	(2,004)		
2002 — 2,507,344 shares		**(2,490)**	**(20,410)**
	835,729	**530,325**	**4,346,926**
	¥5,075,687	**¥4,575,386**	**$37,503,164**

CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE INCOME (LOSS) AND RETAINED EARNINGS

NEC CORPORATION AND CONSOLIDATED SUBSIDIARIES
For the six months ended September 30, 2000, 2001 and 2002 (unaudited)

	In millions of yen			In thousands of U.S. dollars
	2000	2001	**2002**	**2002**
Sales and other income:				
Net sales	¥2,478,299	¥2,468,047	**¥2,173,878**	**$17,818,672**
Interest, gain on securities sold, dividends and other	67,922	59,623	**79,765**	**653,811**
Gain due to stock issuances by subsidiaries	30,389	–	**20,790**	**170,410**
	2,576,610	2,527,670	**2,274,433**	**18,642,893**
Costs and expenses:				
Cost of sales	1,801,129	1,836,319	**1,572,488**	**12,889,246**
Selling, general and administrative	602,558	626,394	**574,669**	**4,710,402**
Interest	33,504	26,663	**17,307**	**141,861**
Other	103,973	72,560	**89,593**	**734,368**
	2,541,164	2,561,936	**2,254,057**	**18,475,877**
Income (loss) before income taxes	35,446	(34,266)	**20,376**	**167,016**
Provision (benefit) for income taxes	26,645	(14,829)	**8,558**	**70,148**
Income (loss) before minority interest, equity in earnings (losses) of affiliated companies and cumulative effect of accounting change	8,801	(19,437)	**11,818**	**96,868**
Minority interest in income (losses) of consolidated subsidiaries	(1,099)	(233)	**931**	**7,631**
Income (loss) before equity in earnings (losses) of affiliated companies and cumulative effect of accounting change	9,900	(19,204)	**10,887**	**89,237**
Equity in earnings (losses) of affiliated companies	10,625	(8,097)	**(9,850)**	**(80,737)**
Income (loss) before cumulative effect of accounting change	20,525	(27,301)	**1,037**	**8,500**
Cumulative effect of accounting change, net of tax	–	(2,595)	**–**	**–**
Net income (loss)	20,525	(29,896)	**1,037**	**8,500**
Comprehensive income (loss):				
Other comprehensive income (loss), net of tax:				
Foreign currency translation adjustments	(1,953)	(2,369)	**(10,846)**	**(88,902)**
Minimum pension liability adjustment	5,373	6,627	**7,907**	**64,812**
Unrealized gains (losses) on marketable securities	(19,169)	(44,336)	**(33,037)**	**(270,795)**
Unrealized gains (losses) on delivative financial instruments	–	268	**520**	**4,262**
Cumulative effect of accounting change	–	(3,606)	**–**	**–**
Other comprehensive income (loss)	(15,749)	(43,416)	**(35,456)**	**(290,623)**
Comprehensive income (loss)	¥ 4,776	¥ (73,312)	**¥ (34,419)**	**$ (282,123)**
Retained earnings:				
Balance at beginning of period	¥ 312,638	¥ 349,033	**¥ 27,079**	**$ 221,959**
Net income (loss)	20,525	(29,896)	**1,037**	**8,500**
Dividends	(8,976)	(4,967)	**–**	**–**
Transfer to legal reserve	(1,011)	–	**–**	**–**
Balance at end of period	¥ 323,176	¥ 314,170	**¥ 28,116**	**$ 230,459**

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONDENSED)

NEC CORPORATION AND CONSOLIDATED SUBSIDIARIES
For the six months ended September 30, 2000, 2001 and 2002 (unaudited)

	In millions of yen			In thousands of U.S. dollars
	2000	2001	2002	2002
Net cash provided by operating activities:				
Net income (loss)	¥ 20,525	¥ (29,896)	¥ 1,037	$ 8,500
Depreciation	114,926	118,041	95,631	783,861
Other	78,707	(58,918)	(46,043)	(377,402)
	214,158	29,227	50,625	414,959
Net cash used in investing activities	(56,658)	(134,103)	(10,450)	(85,656)
Free cash flow	157,500	(104,876)	40,175	329,303
Net cash used in financing activities	(73,346)	(44,966)	(139,478)	(1,143,262)
Effect of exchange rate changes on cash and cash equivalents	(1,182)	(2,333)	(5,610)	(45,984)
Net increase (decrease) in cash and cash equivalents	¥ 82,972	¥(152,175)	¥(104,913)	$ (859,943)

OPERATING SEGMENT INFORMATION

NEC CORPORATION AND CONSOLIDATED SUBSIDIARIES
For the six months ended September 30, 2000, 2001 and 2002 (unaudited)

a. Sales

	In millions of yen			In thousands of U.S. dollars
	2000	2001	2002	2002
Sales:				
NEC Solutions:				
External customers	¥ 943,056	¥ 882,049	¥ 865,826	$ 7,096,934
Intersegment	63,007	79,232	83,867	687,435
Total	1,006,063	961,281	949,693	7,784,369
NEC Networks:				
External customers	736,642	1,017,134	653,358	5,355,393
Intersegment	41,818	42,963	51,660	423,443
Total	778,460	1,060,097	705,018	5,778,836
NEC Electron Devices:				
External customers	543,254	345,491	434,939	3,565,074
Intersegment	105,129	84,500	41,982	344,115
Total	648,383	429,991	476,921	3,909,189
Others:				
External customers	255,347	193,225	203,379	1,667,041
Intersegment	87,231	110,877	100,793	826,172
Total	342,578	304,102	304,172	2,493,213
Eliminations	(297,185)	(306,894)	(270,953)	(2,220,927)
Electronics business total	2,478,299	2,448,577	2,164,851	17,744,680
Leasing business:				
External customers	–	30,148	16,376	134,230
Intersegment	–	4,617	3,251	26,647
Total	–	34,765	19,627	160,877
Eliminations	–	(15,295)	(10,600)	(86,885)
Consolidated total	¥2,478,299	¥2,468,047	¥2,173,878	$17,818,672

b. Segment profit or loss

	In millions of yen			In thousands of U.S. dollars
	2000	2001	**2002**	**2002**
Segment profit (loss):				
NEC Solutions	¥ 29,759	¥ 18,789	**¥ 29,903**	**$ 245,107**
NEC Networks	21,296	54,965	**12,176**	**99,803**
NEC Electron Devices	60,009	(55,301)	**(5,059)**	**(41,467)**
Others	496	2,628	**3,442**	**28,213**
Total	111,560	21,081	**40,462**	**331,656**
Eliminations	(10,069)	1,785	**1,213**	**9,942**
Unallocated corporate expenses	(26,879)	(18,987)	**(17,706)**	**(145,131)**
Electronics business total	74,612	3,879	**23,969**	**196,467**
Leasing business	–	2,802	**3,941**	**32,303**
Eliminations	–	(1,347)	**(1,189)**	**(9,746)**
	74,612	5,334	**26,721**	**219,024**
Other income	98,311	59,623	**100,555**	**824,221**
Other expenses	(137,477)	(99,223)	**(106,900)**	**(876,229)**
Consolidated income (loss) before income taxes	¥ 35,446	¥(34,266)	**¥ 20,376**	**$ 167,016**

PRINCIPAL ACCOUNTING OFFICER'S CERTIFICATE

In my opinion, the accompanying consolidated balance sheets, consolidated statements of operations, comprehensive income (loss) and retained earnings and cash flows (condensed) and operating segment information present fairly the financial position of NEC Corporation and its consolidated subsidiaries at September 30, 2002, and the results of their operations and their cash flows for the six months then ended, in conformity with accounting principles generally accepted in the United States of America.

October 25, 2002

Shigeo Matsumoto

Shigeo Matsumoto
Executive Vice President
and Member of the Board

INVESTOR INFORMATION

Transfer Agent for Common Stock
The Sumitomo Trust and Banking Company, Limited
4-4, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8233, Japan

Stock Exchange Listings and Quotations
NEC common stock is listed on the Tokyo and four other stock exchanges in Japan. Overseas listings are on the Swiss Exchange (in the form of Swiss Bearer Depositary Receipts), the Frankfurt Stock Exchange (in the form of a Global Bearer Certificate), the London Stock Exchange, and Amsterdam Exchanges.
American Depositary Receipts for common stock (Symbol: NIPNY) are quoted in the NASDAQ system in the United States.

Depositary for American Depositary Receipts (ADRs)
The Bank of New York
101 Barclay Street, New York, NY 10286, U.S.A.
Tel: (212) 815-2293
U.S. toll free: (888) 269-2377 (888-BNY-ADRS)
http: //www.adrbny.com
Ratio: 1 ADR=1 ordinary share

Sponsoring Bank for Global Bearer Certificate (GBC)
Deutsche Bank A.G.
Taunusanlage 12, 60325 Frankfurt am Main, Germany

Depositary Agent for Swiss Bearer Depositary Receipts (SBDRs)
UBS AG
P.O. Box CH-8098, Zurich, Switzerland

COMPOSITION OF SHAREHOLDERS
(% of shares held)



Foreign Investors 21.85%
Japanese Individuals and Others 27.67%
Japanese Corporations 50.48%
Financial Institutions 41.88%
Other Corporations 6.26%
Securities Companies 2.34%

(As of September 30, 2002)

CAUTIONARY STATEMENTS:
The statements in this semiannual report with respect to NEC's current plans, strategies and beliefs, as well as other statements that are not historical facts, are forward-looking statements. Such forward-looking statements are based on management's assumptions and beliefs in light of the information currently available to it. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not to place undue reliance on them. We do not intend to update these forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable laws. The risks and uncertainties that could cause actual results to differ materially from such statements include, but are not limited to, general economic conditions in NEC's markets, which are primarily Japan, North America, Asia and Europe; demand for, and competitive pricing pressure on, NEC's products and services in the marketplace; NEC's ability to continue to win acceptance of its products and services in these highly competitive markets; and fluctuations of currency exchange rates, particularly the rate between the yen and the U.S. dollar, in which NEC makes significant sales.

FINANCIAL HIGHLIGHTS

NEC CORPORATION AND CONSOLIDATED SUBSIDIARIES
For the six months ended September 30, 2000, 2001 and 2002

	In millions of yen			In thousands of U.S. dollars[1]	Percent change
	2000	2001	**2002**	**2002**	2002/2001
Net sales	¥2,478,299	¥2,468,047	**¥2,173,878**	**$17,818,672**	−11.9%
Japan[2]	1,916,950	2,040,748	**1,783,192**	**14,616,328**	−12.6
Overseas[2]	561,349	427,299	**390,686**	**3,202,344**	−8.6
Income (loss) before income taxes	35,446	(34,266)	**20,376**	**167,016**	–
Provision (benefit) for income taxes	26,645	(14,829)	**8,558**	**70,148**	–
Net income (loss)	20,525	(29,896)	**1,037**	**8,500**	–
Per share of common stock (in yen and U.S. dollars):					
Net income (loss)					
Basic	12.58	(18.07)	**0.63**	**0.005**	–
Diluted	11.99	(18.07)	**0.60**	**0.005**	–
Cash dividends	5.50	3.00	–	–	–
Total assets	4,693,124	5,075,687	**4,575,386**	**37,503,164**	−9.9
Shareholders' equity	975,459	835,729	**530,325**	**4,346,926**	−36.5

Note: 1. U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥122=U.S.$1.
2. Attributed to geographic areas based on the country location of NEC Corporation or subsidiaries.

NET SALES


(Billion ¥)
0
500
1,000
1,500
2,000
2,500
2002
2,174
2001
2,468
2000
2,478

NET INCOME (LOSS)


(Billion ¥)
−40
−20
0
20
40
2002
1
2001
-30
2000
21

NET INCOME (LOSS)
PER SHARE OF COMMON STOCK (DILUTED)


(¥)
−20
−10
0
10
20
2002
0.6
2001
-18
2000
12

SHAREHOLDERS' EQUITY


(Billion ¥)
0
200
400
600
800
1,000
2002
530
2001
836
2000
975

NEC Corporation

7-1, Shiba 5-chome, Minato-ku, Tokyo 108-8001, Japan
Telephone: +81-3-3454-1111
NEC home page: http://www.nec.com
Investor Relations home page: http://www.nec.co.jp/ir/en

NSN 1083 ISSN 0910-0245

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Printed in Japan
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